Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 18, 2005

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___       Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                           No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

         This Report on Form 6-K contains a news release issued by Vodafone Group Plc on March 18, 2005, entitled “SUPPLEMENTAL FINANCIAL INFORMATION UNDER IFRS”.

18 March 2005

SUPPLEMENTAL FINANCIAL INFORMATION UNDER IFRS

Following the presentation by Vodafone Group Plc (“Vodafone”) on 20 January 2005 of financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) for the six months to 30 September 2004 and pro forma information for the year ended 31 March 2004, supplemental financial information under IFRS has been made available on the Vodafone website at www.vodafone.com/investorrelations/ifrs. The additional information comprises certain segmental analyses of Group turnover and Group operating profit for the six months ended 30 September 2004 and year ended 31 March 2004 (on a pro forma basis) and an analysis of costs for the Group’s mobile operations and principal mobile subsidiaries for the six months ended 30 September 2004.

The pro forma financial information in relation to the year ended 31 March 2004 has been included in this analysis for illustrative purposes only and has been prepared on the basis set out in the ‘Basis of Preparation’ section on pages 5 and 6 of Vodafone’s press release dated 20 January 2005.

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For further information:

Vodafone Group

Simon Lewis, Group Corporate Affairs Director
Tel:  +44 (0) 1635 673310

Investor Relations	Media Relations
Charles Butterworth	Bobby Leach
Darren Jones	Ben Padovan
Tel: +44 (0) 1635 673310	Tel: +44 (0) 1635 673310

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 18, 2005	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary